FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Presentation Telefónica Digital Investor Day	3

Telefónica Digital—Investor DAY Mr. César Alierta Chairman & CEO, Telefónica

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information. 2

The Digital World 01 orld great opportunity Telefónica Digital, our way to 02 outperform in the Digital world 3

01 The Digital World great opportunity

The digitisation of the economy is opening up new business opportunities Digital Customers Smart devices proliferation Services beyond connectivity High quality Network 5 The Digital World

01 Billion units Penetration Mobile Accesses 7.7 108% of pops Mobile Broadband 4.1 57% of pops Fixed Broadband 0.9 40% of households Internet users 2.8 4 out of 10 people Social Network 2.0 7 out of 10 Internet users We are evolving towards a hyper connected and intelligent

01 Widespread adoption of connected devices Source: Strategy Analytics (2012) & Gartner (2012) 70% of Internet users will have >5 devices connected by 2015

01 Next generation networks will enable transformative new services 8 1 Gbps IMT Advanced 30 Mbps LTE 2 Mbps UMTS 384 Kbps EDGE 80 Kbps GPRS Broadband speed Fixed Mob

Services beyond connectivity proliferation 9 E-finance E-government Cloud M2M E-health Security

Services beyond connectivity are creating a new market opportunity 10 E-COMMERCE Growth BUSINESS th & Productivity PUBLIC Efficiency & Social Inclusion ADMINISTR. PEOPLE New possibilities & Quality of life ADVERTISING

Telecom companies will play the key role in the digital world Digital Service development End users • Real customer knowledge • Local relationship with Customers • Global scale • Integration capacity • Commercial network • Operational network 11 Capabilities needed for service delivery & monetisation Business Public Adm. TELCOS CORE STRENGHTS

01 New business opportunities beyond connectivity Services beyond Connectivity—World Market 1 € bn (1) Services beyond connectivity included: Mobile & online Advertisement (PWC), IPTV (Screen Digest), M2M including e-Health & security (Machina Research), Cloud Computing (Gartner), Digital Contents (PWC) and Mobile Money (Yankee Group). >415 2011 2015F 15-20% CAGR 12lp

02 Telefónica Digital, our way to outperform in the Digital world

Telefónica has been active for the last two years to capture new opportunities, outpacing our telco peers… 14 NOV 2009 Creation of Verticals organisation Launch of GiffGaff Launch of O2 More DEC Purchase of Jajah AUG 2010 Purchase of Tuenti FEB 2011 Launch of BlueVia JUN Wayra Spain & LatAm SEP NOV DEC Content agreement for LatAm JAN 2012 Firefox OS with Mozilla Launch of Help@Hand Masternaut deal Creation of Telefónica Digital Launch of Side by Side Investment in Boku FEB Launch of 48 Investment in Joyent Agreement to support business apps strategies M2M deal with OnStar MAR APR Partnership with EA Launch of Wanda Launch of O2 Wallet MAY Wayra in rest of Europe Launch of TU JUL Carrier billing agreements … already achieving significant results Telefónica Digital’s Revenue €Bn CAGR ?20% 1 2.4 ?5 “*” 2011 revenue base for calculation: € 2.4Bn. 2015 guidance assumes constant exchange rates as of 2011 (average FX as of 2011), excludes hyperinflation accounting in Venezuela and changes in the perimeter of consolidation. Revenues include Telefonica Digital Subsidiaries (Terra Networks, Media Networks, ATCO (Telefe), Telefonica Ingenieria de Seguridad, Telefonica Servicios Audiovisuales, Jajah, Tuenti, Telefonica Learning Services, On the Spot Services, Telefonica Investigacion y Desarrollo, Telefonica Global Applications, Telefonica Producciones, Telefonica de Contenidos), Telefonica Digital Joint Ventures (revenues recognized based on the proportional basis of the participation in the JV, which currently are Rumbo (50%) and Mobile Financial Services (50%)) and Digital Services (revenues recognized in Telefonica Operating Businesses in Telefonica Europe and Telefonica Latinoamerica, comprises Contents (TV, Video OTT, CDN), eHealth, Security, M2M, Cloud, Financial Services, Advertising, Applications). Revenues from communications products not included (TU Me, TU Go,…)

In September 2011 we created Telefónica Digital, with a team empowered to drive change A motivated and talented team THE BEST INTERNAL DIGITAL TALENT A HIGHLY EXPERIENCED TOP MANAGEMENT TEAM EXTERNAL TALENT

Telefónica Digital leverages on Telefónica’s strengths and partnerships Partnerships with Telco players 17 Telefónica’s core strengths • Global Footprint: 25 countries • Leveraging on our existing customer relationships ? 309 Mn accesses ? ?100 Mn unique users in Terra ? ?41 K points of sales • Ability to transfer experience & knowledge between markets • Experience in developing B2B

Telefónica Digital reinforces Telefónica’s core business growth prospects 18 Partnerships with Global Technology players Churn Customer value Market share • Accelerating innovation • Focusing our product portfolio • Increasing efficiency by sharing global best practice • Offering differential digital products

There are tremendous opportunities in the Digital World Telefónica is very well positioned to make it in the digital market Telefónica is fully committed to Telefónica Digital 02

Main take aways there are tremendous opportunities in the digital world telefonica is well positioned to make it in the digital market telefonica is fully committed to telefonica digital the right timiing, the right people with the right assets and the right ambition

Telfonica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:July 5th, 2012	By:	/s/ Ramiro Sánchez de Lerín García -Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors